[LETTERHEAD OF AUSTIN ACQUISITIONS, INC.]

February 15, 2011
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn:	Sonia Bednarowski, Esq.
Lauren Nguyen, Esq.

Re:	Austin Acquisitions, Inc.
Amendment No. 1 to Form 10
Filed January 26, 2011
File No. 000-54228

Dear Ms. Bednarowski:

This letter sets forth the responses of Austin Acquisitions, Inc. (the “Company”) to the comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission in its letter dated February 7, 2011 to Jonathan Patton, the President of the Registrant, with respect to Amendment No. 1 to the Company’s registration statement on Form 10/A filed on January 26, 2011 ("Amendment No. 1").  We have duplicated the comments set forth in the comment letter in this letter and have provided responses to each comment.  We hope that the information provided is responsive to your questions and comments.

Concurrent with the filing of this letter on the SEC's EDGAR system, we are filing Amendment No. 2 to the Registration Statement that incorporates the revisions made in response to the Staff's comments (the "Amendment No. 2").  References to page and paragraph numbers in our responses to the Staff's comments are to the corresponding page and paragraph numbers in Amendment No. 2.

Description of Business, page 1

Introduction, page 1

1.  We note your disclosure on page 1 that “at October 31, 2010 you had $4,000 of cash on hand.”  Please revise to also disclose the amount of cash in your treasury as of the most recent practicable date so that investors may better assess your business operations.

Response:

In response to the Staff’s comment, we have revised the disclosure in the fifth paragraph on page 1 to disclose that the Company had $360 of cash at February 14, 2011.  We also have added disclosure under the heading “Liquidity and Capital Resources” appearing page 17 to indicate our cash on hand as of February 14, 2011.

Securities and Exchange Commission
February 15, 2011

Effecting a Business Combination, page 2

2.  We note your response to our prior comment 14 and reissue in part.  Please revise throughout to clarify that you may not be able to consummate a merger or acquisition. For example, please revise your disclosure on pages 4 and 9 that you expect that you will be able to consummate a Business Combination with only one target business to clarify that while you hope to consummate a Business Combination you may not be able to consummate a merger or acquisition with any targets.

Response:

In response to the Staff’s comment, we have revised the disclosure throughout Amendment No. 2 to clarify that the Company may not be able to consummate a merger or acquisition.  Specifically, we have added language on pages 2, 4 and 9 to add language of the nature requested by the Staff.

Risk Factors, page 6

3.  We note your response to our prior comment 3 that you do not have a “predetermined process” for how you will effectuate a business acquisition and that you are unable to provide an estimate of the amount of time required to identify a target and effectuate a business acquisition.  Please add a risk factor that discusses your lack of a specific business plan and your inability to estimate or predict when or even if a business acquisition will occur.

Response:

In response to the Staff’s comment, we have added as risk factor that appears on page 7 of Amendment No. 2 to disclose that our lack of a specific business plan and our inability to estimate or predict when or even if a business acquisition will occur represents an important potential impediment to our success.

Management's Discussion and Analysis of Financial Statements and Results of Operations, page 16

Liquidity and Capital Resources, page 17

4.  We note your response to prior comment 12 and the disclosure that your estimated costs and expenses for the next twelve month is approximately $15,000. Please revise to disclose the nature of the amounts and to explain how the amount was calculated or determined.

Securities and Exchange Commission
February 15, 2011

Response:

In response to the Staff’s comment, we have revised the disclosure under the heading “Liquidity and Capital Resources” appearing page 17 to disclose the nature of the amounts that comprise the costs and expenses we will incur over the next twelve months and to explain how we calculated such amount.

5.  Please advise as to how you have estimated that you will exhaust your existing cash resources in the next two quarters if you are unable to estimate the amount of costs you will incur in identifying a target and consummating a business combination. In addition, please clarify what you mean by the "next two quarters" by providing a date.

Response:

In response to the Staff’s comment, we have revised the disclosure under the heading “Liquidity and Capital Resources” appearing page 17 to disclose that we  anticipate that we will exhaust our existing cash resources by June 30, 2011, without giving effect to any costs or expenses we may incur in connection with identifying Target Businesses, conducting due diligence relating thereto or negotiating and preparing the agreements and other documents in connection with effectuating a Business Combination, which we can not estimate at this time.

In connection with our response to the Commission’s comments, the Company acknowledges the following:

•  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•  SEC staff comments or changes to disclosure in response to SEC staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•  The Company may not assert SEC staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company, in conjunction with its counsel, has worked diligently to respond to the Staff's comments as expeditiously as possible, and we hope that we have fully addressed and resolved any concerns the Staff may have had with respect to the Registration Statement.  If you wish to discuss this letter, or if you have further questions or comments, please do not hesitate to contact me at (704) 947-3793, facsimile: (866) 270-4336, email address: jpatton1214@gmail.com; or William Ruffa, Jr., company counsel, at (212) 355-0606, facsimile (866) 329-7833, email: bruffa@lawruffa.com.

Very truly yours,

/s/ Jonathan Patton
Jonathan Patton, President